

June 24, 2011

<u>Via E-mail</u>
Sashi Jagdishan
Head Finance
HDFC Bank Limited
HDFC Bank House, Senapati Bapat Marg
Lower Parel, Mumbai. 400 013, India

     Re: **HDFC Bank Limited**
            Form 20-F for Fiscal Year Ended March 31, 2010
            Filed September 30, 2010
            File No. 001-15216

Dear Mr. Jagdishan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Non-Performing Loans, page 63</u>

<u>Top Ten Non-Performing Loans, page 67</u>

1. We note your table on page 67 showing information regarding your ten largest non-performing loans, including information relating to your share of the collateral. Please respond to the following:
   - Tell us and revise disclosures in future filing to clarify why there are ranges of percentages disclosed for your share of the collateral;

- To the extent that you continue to believe the use of a range for your share of collateral is appropriate, please consider providing a weighted average to provide insight into your portion given the wide range of values disclosed for several of your loans; and
- Your disclosure indicates that the collateral values are based on values set forth in the borrower's books, and thus net realizable value of the collateral may be substantially less. Please tell us and disclose in future filings whether you obtain updated fair values of the collateral covering these loans. If you do, please provide this information in future filings.

Supervision and Regulation

Loan Loss Provisions and Non-Performing Assets, page 118

2. We note your disclosure regarding RBI provisioning guidelines, as well as your disclosure that these guidelines are applied for the calculation of impaired assets under Indian GAAP. Please tell us whether there is any interaction between the RBI provisioning guidelines and your loan loss reserves determined in accordance with U.S. GAAP. If so, revise your future filings to specifically explain whether your historical loss rates meet or exceed RBI guidelines and discuss the interaction of provisioning under the two models.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

3. We note the line item "exchange (gain) loss" in the operating activities section of your consolidated statements of cash flows for the fiscal year ended March 31, 2010, as well as the line item "effect of exchange rate changes on cash and cash equivalents" for the fiscal year ended March 31, 2010 only. Please tell us the driving factors behind these line items and why there was no activity prior to the fiscal year ended March 31, 2010.

1. Business combination, page F-18

4. We note that you recorded a branch network intangible asset in connection with your acquisition of Centurion Bank of Punjab Limited in May 2008. Please respond to the following:
   - Tell us more about the nature of the intangible asset;
   - Tell us how fair value was determined; and
   - Tell us how you concluded that it met the criteria for separate recognition in paragraph 39 of SFAS 141.

6. Investments, available for sale, page F-21

    5. We note your disclosure on page F-22 that you did not hold any debt securities with credit losses for which a portion of your other than temporary impairment was recognized in other comprehensive income. Please revise future filings to disclose if you recognized the entire amount of impairment in earnings because you intended to sell the securities or whether it is because it was more likely than not that you would be required to sell the securities before recovery of their amortized cost basis less any current-period credit loss. If neither of these is true, please revise future filings to disclose the factors considered when concluding that the entire amount of the other than temporary decline in fair value was related to credit and provide the disclosures required by ASC 320-10-50-8A.

11. Sales/transfer of receivables, page F-27

    6. We note your assumptions regarding credit losses related to your valuation of your retained interests in finance receivables of sales completed during the years ended March 31, 2009 and March 31, 2010 and that this assumption was based on historical losses of a similar portfolio. We further note that in the table below, the actual amount of credit losses as a percentage of the outstanding receivable balances held by QSPEs is higher than the assumptions used to value newly originated retained interests.   Please revise your disclosure in future filings to reconcile this apparent inconsistency and explain if the newly originated retained interests resulted from sales or securitizations of receivables that are dissimilar to those previously sold to QSPEs.   If you sell or securitize more than one type of receivable, please revise these disclosures to provide information specific to each major category of receivable securitized.

24. Segment Information, page F-47

    7. Please tell us why "net interest revenue" for the Treasury Services segment decreased from RS. 2,974.3 million for the fiscal year ended March 31, 2009 to a negative interest revenue of Rs. 90.9 million for the fiscal year ended March 31, 2010. Furthermore, we note per the U.S. GAAP half year results filed on Form 6-K dated April 8, 2011 that the net interest revenue for Treasury Services for the six months ended September 30, 2009 was Rs. 1,509.3 million, indicating that the large reduction in net interest revenue occurred during the last six months of the fiscal year ended March 31, 2010. In future filings, please discuss the types of activities that affect net interest revenue for the Treasury Services segment.

26. Related party transactions, page F-50

    8. We ne note your disclosure on page F-51 of fees and commissions generated with related parties, and specifically the Rs. 5,338.8 million related to fees and commissions for the year ended March 31, 2010. Please respond to the following:

- Provide additional disclosure in future filings about the nature of the "other" related parties with which you conduct these transactions; and
- Clarify in future filings which line item these transactions are reflected in on your consolidated income statement. In this regard, fees and commissions appears to be a non-interest revenue line item, but the total of your total disclosure indicates that this is a "net expense incurred related to related parties."

29. Subsidiaries, page F-53

9. We note your disclosure that you hold 46.54% of the equity interests in Atlas Documentary Facilitators Company Private Ltd. and that members of your management team as well as other employees hold an equity stake in the equity share capital. Please provide us with your analysis supporting your conclusion that consolidation was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant